EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Inland Real Estate Corporation:
We consent to the use of our reports dated February 27, 2015, with respect to the consolidated balance sheets of Inland Real Estate Corporation as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference. Our reports refer to a change in method of accounting for discontinued operations in 2014 due to the adoption of Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.

/s/ KPMG LLP
Chicago, Illinois
April 29, 2015